SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2006

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

April 3, 2006	By:	/s/ ALF C. THORKILDSEN

Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Statement by the Board of Directors of Smedvig asa

STAVANGER, Norway (March 20, 2006) — On March 6, 2006, SeaDrill Limited (“SeaDrill”) made a mandatory offer (the “Mandatory Offer”) pursuant the Norwegian Securities Trading Act Article 4-1 to buy all outstanding shares of Smedvig ASA (“Smedvig”) on such terms as described in an offer document dated March 6, 2006 (the “Offer Document”). Simultaneously with the launching of the Mandatory Offer, SeaDrill make a tender offer for the shares in Smedvig owned by shareholders residing in the US in accordance with applicable U.S. laws (the “U.S. Offer”, and together with the Mandatory Offer, the “Offer”).

As described in the Offer Document, the Mandatory Offer is a follow-up of an offer launched by SeaDrill on January 10, 2006 to all non-U.S. shareholders of Smedvig to acquire all outstanding Smedvig shares (the “Voluntary Offer”). As required by Norwegian law, the Board of Directors of Smedvig evaluated the Voluntary Offer and issued a statement on January 11, 2006 (the “January Statement”). A copy of the January Statement can be found under item 6 in the Offer Document, as well as under item 10 “Background of the Offer” on the Schedule TO filed by SeaDrill in connection with the U.S. Offer. At the time of the January Statement, the Board of Directors consisted of Peter T. Smedvig, Raymond De Smedt, Siri B. Hatlen, Andrew C. Salvesen and J. Larry Nichols.

Following the end of the acceptance period for the Voluntary Offer on January 20, 2006 SeaDrill announced it had acquired Shares constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power. On February 16, 2006, following an extraordinary general meeting, a new Board of Directors was elected, consisting of John Fredriksen, Tor Olav Trøim, Kate Blankenship, Per Kumle and Siri B. Hatlen. Messrs. Fredriksen, Trøim and Ms. Blankenship are also members of the Board of Directors of SeaDrill.

As a result of the affiliations between the above mentioned three Directors and SeaDrill, the Board delegated to an independent committee consisting of Ms. Hatlen and Mr. Kumle (the “Independent Committee”) the authority to review, consider and make a recommendation to shareholders regarding the Offer on behalf of Smedvig.

The Independent Committee notes that the price and other terms of the Mandatory Offer are similar to the price and other terms of the Voluntary Offer, which was duly covered by the

January Statement. As described in the January Statement, the Board of Directors was assisted by the financial advisor Enskilda Securities ASA in its assessment of the Voluntary Offer. As part of its evaluation of the Offer Documents, the Independent Committee has received a valuation update from Enskilda Securities ASA which confirms its January findings.

The employees of Smedvig have not expressed any other view than that described in the January Statement.

None of the members of the Independent Committee own shares in Smedvig. The Chief Executive Officer Kjell E. Jacobsen did hold shares in Smedvig, but accepted the Voluntary Offer with respect to these shares in accordance with his intent as described in the January Statement.

After careful consideration of all relevant factors, the Independent Committee determined that in the circumstances it would be appropriate to remain neutral toward the Offer and to advise each shareholder to make his or her own decision as to whether and to what extent to tender into the Offer.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has two tender rigs under construction. In addition, Smedvig is part of the construction of five 6th generation semi-submersible drilling unit. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Changes to the financial calendar 2006

March 30 - 2005 Annual report and accounts

May 31 - 1Q results

June 30 - Annual General Meeting

September 29 - 2Q results

November 30 - 3Q results

NEWS RELEASE

Smedvig secures extension for T-3 in Thailand

STAVANGER, Norway, March 29, 2006 — The tender rig T-3, in which Smedvig owns 49 percent, has been awarded a contract extension by PTT in Thailand. The production drilling assignment has a duration of four years, from July 2008 until end June 2012. The estimated contract value is approximately US$ 101 million.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has two tender rigs under construction. In addition, is Smedvig part of the construction of five 6th generation semi-submersible drilling unit. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no